GUIDED THERAPEUTICS, INC.
5835 Peachtree Corners East, Suite D
Norcross, Georgia 30092

January 15, 2010

VIA EDGAR

Mr. Geoff Kruczek
Senior Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Guided Therapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A
Amended December 23, 2009
File No. 000-22179

Dear Mr. Kruczek:

On behalf of Guided Therapeutics, Inc. (the “Company”), please find below responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 6, 2009 (the “Comment Letter”) concerning the above-referenced Preliminary Proxy Statement. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 2: Approval of an Amendment . . . , page 7

Background, page 7

1.
Refer to our prior comment 2.  We see you indicate that on the date of issuance the warrants will be recorded at their fair value as determined using the Black-Scholes valuation model and also see (from entry 2) that upon issuance you plan to record the fair value of the warrants to purchase common stock as a credit to APIC and debit to retained deficit (which you indicate you will treat as a preferred dividend and subtract from net income to arrive at net income available to common stockholders).  Accordingly, please address the following:

•	tell us how your pro forma balance sheet at page 12 reflects the accounting treatment of the above referenced transactions.

•
Also, tell us more about adjustment (A) on page 14 including how it was determined, what it relates to and why you believe it is properly included as an adjustment in your pro forma balance sheet.  Tell us if the underlying warrants are in-the-money (it appears they are) or contractually required to be exercised as of the balance sheet date presented.  Revise the disclosures in adjustment (A) to address the facts you include in your response to this comment.

•
Finally, while Article 11 of Regulation S-X does not permit a pro forma adjustment in your pro forma income statement for the inducement amounts, please revise the notes to the pro forma financial statements to disclose the amount of the inducement payment that will be subtracted from net income to arrive at net income available to common stockholders (i.e. – the fair value of the warrants to be issued).

RESPONSE: With regard to the first bullet point of the Staff’s comment: We have included a pro forma adjustment to the balance sheet to record the conversion of 287,876 shares of series A preferred stock (see Adjustment (D) in the notes to the pro forma financial statements) and accrued dividends (see Adjustment (B) in the notes to the pro forma financial statements) into 9,121,729 shares of common stock.   Also, as previously discussed, upon issuance of the conversion inducement warrants, we will record as a subtraction from net income to arrive at net income available to common stockholders, the fair value of the warrants issued to purchase common stock (see Adjustment (A) in the notes to the pro forma financial statements).

We have determined the fair value of the inducement warrants, using a Black-Scholes calculation using the closing stock price of $0.85 on January 11, 2010 to be approximately $1.7 million and have included this cost as a pro forma adjustment to our pro forma balance sheet.

We agree that adjustment (A) in the notes to the pro forma financial statements is not appropriate and  we have revised our pro forma balance sheet accordingly to exclude the adjustment.  According to Rule 11-02.b.6.iii of Regulation S-X, “Pro forma adjustments related to the pro forma condensed balance sheet…shall include adjustments which give effect to events that are directly attributable to the transaction and factually supportable.” Since the warrants are not contractually required to be exercised as of the balance sheet date presented, their exercise is not directly attributable to the transaction and therefore should not be included in the pro forma balance sheet.

With regard to the third bullet point of the Staff’s comment, we have revised the notes to the pro forma financial statements to disclose the amount of the inducement payment that will be subtracted from net income to arrive at net income available to common stockholders, in accordance with the Staff’s comment.

Effects of Recapitalization Plan, page 10

2.
We note your amended table in response to comment 8. Please reconcile the warrants for 3,281,699 shares to be issued to the 2004 Series A Preferred holders with the amount on page 8.  In addition, your disclosure on pages 9 and 10 indicates that you will issue no additional warrants to your note holders, contrary to your reference in the table to warrants “to be issued” to your note holders.  Please revise.

RESPONSE: We have reconciled the number of warrants to be issued to the holders of the series A preferred stock set forth in the table under the caption “—Effects of the Recapitalization Plan” with the number of warrants disclosed under the caption “—Treatment of the Series A Preferred Stock in the Recapitalization Plan”, as well as updated the number to reflect the new record date of January 11, 2010. We have also corrected the above table to remove the reference to additional warrants to be issued to holders of 2007 Notes.

3.
Refer to our prior comment 7.  We see the pro forma adjustment in your fiscal 2008 and interim 2009 pro forma income statements of $1,757,000 that gives effect to a write-off of unamortized debt discounts.  Since this is a non-recurring transaction, Article 11-02.b.6.ii of Regulation S-X does not permit you to include it as a pro forma adjustment.  Accordingly, please delete this adjustment from your pro forma financial statements.  Also, tell us why the pro forma income statement column for the twelve months ended 2008 is labeled “2009”.

RESPONSE: We have deleted the above-referenced pro forma adjustment to our fiscal 2008 and interim 2009 pro forma income statements, in accordance with the Staff’s comment. In accordance with Article 11-02.b.5 of Regulation S-X we have included, as disclosure in the notes to the pro forma condensed financial statements, the amount of the material nonrecurring charge related to the write-off on the unamortized debt discount, which will be included in the income within the 12 months succeeding the transaction.  In addition, we have corrected the typographical error on our pro forma income statement column heading for the twelve months ended 2008, as suggested.

Interests of Certain Officers and Directors, page 15

4.
Refer to the table added on page 16 in response to prior comment 1.  The beneficial ownership total column does not appear to be mathematically correct for most of the individuals and entities included, in light of the numbers in the columns that precede it.  Please revise.  In addition and with a view toward disclosure, tell us why the interests of Dolores Maloof were not included in the table.

RESPONSE: We have corrected any previously miscalculated amounts in the tables under the caption “—Interests of Certain Officers, Directors and Stockholders.” In addition, we have revised the tables to include the holdings of Dolores Maloof, an investor who beneficially owns more than 5% of the outstanding shares of our common stock, on a fully diluted basis, as of our new record date of January 11, 2010. Please note that we have also updated the tables to reflect the new record date.

Proposal No. 4, page 20

Leased Employees, page 20

5.
Refer to our prior comment 9.  We see you disclose “UHY had a continuing relationship with UHY Advisors, Inc. and certain of its wholly-owned subsidiary entities.”  As previously requested, please tell us and revise the filing to disclose the exact nature of your relationship with the aforementioned Advisors.

RESPONSE: We are no longer soliciting proxies with regard to the appointment of UHY LLP as our independent registered public accounting firm for the 2009 fiscal year; we intend to do so in connection with a separate annual meeting to be held later in 2010. Accordingly, we have deleted all disclosure related to this topic from the Proxy Statement.

Corporate Governance, page 22

Director Compensation, page 22

6.	It is unclear why the paragraph immediately preceding the table on page 24 refers to named executive officers. Please advise or revise.

RESPONSE: We are no longer soliciting proxies with regard to the election of directors; we intend to do so in connection with a separate annual meeting to be held later in 2010. Accordingly, we have deleted all disclosure related to this topic from the Proxy Statement.

7.
Please update the disclosures required by Item 402 of Regulation S-K to include such information for your last completed fiscal year.  In doing so, please ensure that the information you provide pursuant to that item is consistent regarding the nature and amount of compensation you have paid to your directors and named executive officers.  In this regard, we note that footnote (1) on page 23 indicates that Mr. Zachary received options on May 14, 2008 that expire in 10 years, which is inconsistent with the information in the table on page 24.  Similarly, footnote (3) on page 23 and the table on page 24 contain inconsistent information regarding options awarded to Dr. Hart.

RESPONSE: We are no longer soliciting proxies with regard to the election of directors; we intend to do so in connection with a separate annual meeting to be held later in 2010. Accordingly, we have deleted all disclosure related to this topic from the Proxy Statement.

Certain Transactions, page 28

8.
Please disclose the information required by Item 404 of Regulation S-K with respect to the consulting arrangements with your affiliates mentioned on page 23, including the nature of the services they provide to you.

RESPONSE: We are no longer soliciting proxies with regard to the election of directors; we intend to do so in connection with a separate annual meeting to be held later in 2010. Accordingly, we have deleted all disclosure related to this topic from the Proxy Statement.

Where You Can Find More Information, page 29

9.	We note your response to prior comment 3. Tell us the authority on which you relied to include the statement “later information that we file with the SEC will update and supersede that information.”

RESPONSE: In response to the Staff’s comment, we have deleted the above phrase in its entirety.

* * * * *

The Company hereby acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (770) 242-8723 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,

/s/ Mark L. Faupel, Ph.D.
Mark L. Faupel, Ph.D.
President and Chief Executive Officer

Cc:           John E. Zamer, Esq.